Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2017

The following is a review of our financial condition and results of operations as of 31 March 2017 and for the three-month periods ended 31 March 2017 and 2016, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2017, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 22 March 2017 (“2016 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2016 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2017 and for the three-month periods ended 31 March 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2017 and for the three-month periods ended 31 March 2017 and 2016. The reported numbers as of 31 March 2017 and for the three-month periods ended 31 March 2017 and 2016 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2017 and 2016 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. In 2016, our reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2016 Annual Report.

In this report, “SAB” refers to SABMiller Limited (formerly SABMiller plc) or to SABMiller Limited and the group of companies owned and/or controlled by SABMiller Limited.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the combination with SAB), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2016 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2016 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2017 Compared to Three-Month Period Ended 31 March 2016

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2017 and 2016. Following completion of the combination with SAB, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016.

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016	Change

	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	147,872	104,868	41.0
Revenue	12,922	9,400	37.5
Cost of sales	(5,229)	(3,778)	(38.4)
Gross profit	7,693	5,622	36.8
Selling, General and Administrative expenses	(4,228)	(3,092)	(36.7)
Other operating income/expenses	257	163	57.7
Exceptional items	(221)	(34)	-
Profit from operations	3,500	2,659	31.6

EBITDA, as defined(2)	4,588	3,428	33.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(thousand hectoliters)		(%)(1)
North America	25,836	26,913	(4.0)
Latin America West	25,531	10,488	-
Latin America North	30,419	29,140	4.4
Latin America South	9,090	8,820	3.1
EMEA	32,919	8,903	-
Asia Pacific	23,683	20,102	17.8
Global Export & Holding Companies	395	502	(21.3)

Total	147,872	104,868	41.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation.

Our consolidated volumes for the three-month period ended 31 March 2017 increased by 43.0 million hectoliters, or 41.0%, to 147.9 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017.

●

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, increased our volumes by 41.7 million hectoliters. The acquisition of the SAB retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

●

2017 acquisitions and disposals include the acquisition of certain craft breweries in the United States and Europe. Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany. These transactions impacted positively our volumes by 0.2 million hectoliters (net) for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

Excluding volume changes attributable to the acquisitions and disposals described above and the combination with SAB, total volumes increased 1.0% and our own beer volumes increased 1.3% in the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016. On the same basis, in the three-month period ended 31 March 2017, our non-beer volumes decreased by 1.2% compared to the same period in 2016.

North America

In the three-month period ended 31 March 2017, our volumes in North America decreased by 1.1 million hectoliters, or 4.0%, compared to the three-month period ended 31 March 2016.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 4.4% during the three-month period ended 31 March 2017 compared to the same period last year.

On the same basis, we estimate that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.6% in the three-month period ended 31 March 2017, cycling growth in the prior period that had the benefit of an early Easter. Our beer sales-to-retailers adjusted for the number of selling days were down 2.9%, leading to an estimated decline in total market share of approximately 60 bps. Our shipment volumes were down 4.7% in the three-month period ended 31 March 2017 compared to the same period last year, due to planned adjustments to wholesaler inventories in the normal course of business.

Market share trends are in line with the past two quarters, with softer performance in our premium light and premium regular segments offset by continued growth in above premium.

Bud Light volume trends in the three-month period ended 31 March 2017 were mixed, with positive trends in some states not enough to reverse the negative trends in our largest markets. A new Bud Light campaign, entitled “Famous Among Friends”, was launched during the three-month period ended 31 March 2017 and aired during the Super Bowl, bringing the brand back to its roots. Bud Light sales-to-retailers adjusted for the number of selling days declined by mid-single digits in the three-month period ended 31 March 2017 compared to the same period last year, with an estimated total market share loss of approximately 65 bps.

Budweiser volumes were also down mid-single digits with market share loss of approximately 35 bps in the three-month period ended 31 March 2017 compared to the same period last year. However, the brand has established a strong platform from which to launch multiple activations, which reinforces the brand’s quality credentials and proud American heritage.

Our portfolio of above premium brands continued to perform well in the three-month period ended 31 March 2017 compared to the same period last year, gaining approximately 30 bps of total market share. Michelob Ultra with its “Active Lifestyle” positioning was the top share gainer in the United States for the eighth consecutive quarter and is now the market leader in the above premium segment by volume, according to IRI. Our other above premium brands also performed well, led by Stella Artois and our regional craft portfolio.

Our value brands performed well within the three-month period ended 31 March 2017, leveraged by the Busch Super Bowl ad. These brands have retained many loyal consumers and continue to play an important role in our portfolio.

In Canada, while our total share declined marginally, we saw improved trends in Budweiser, which is the country’s biggest brand, continued share gains in Bud Light, and a strong performance from our craft portfolio and ready-to-drink brands.

Latin America West

In the three-month period ended 31 March 2017, our volumes in Latin America West increased by 15.0 million hectoliters, or 143.4%, compared to the three-month period ended 31 March 2016.

The combination with SAB increased our volumes by 14.8 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by low single digits during the three-month period ended 31 March 2017 compared to the same period last year.

On the same basis, our business in Mexico continued to perform well in the three-month period ended 31 March 2017 compared to the same period last year, with volumes growing by low single digits despite cycling a tough comparable as a result of the timing of Easter. This result was driven by healthy performances from our brands, with double-digit growth in the Victoria brand and mid-single digits growth in the Modelo family, combined with excellent results from our global and international brands.

On the same year-over-year basis for the same period, our Colombian volumes for the combined group declined by mid-single digits. This was largely due to a country-wide VAT increase at the start of 2017 which put pressure on consumers, as well as a tough comparable due to the timing of Easter. However, we gained an estimated 10 bps of share of total alcohol while implementing our high end strategy to drive growth of our global brands.

On the same year-over-year basis for the same period, Peru recorded flat volumes, although major flooding in the country resulted in infrastructure damage that isolated many regions in the North, and Ecuador recorded double-digit declines in beer volumes, as the economy continues to struggle to recover from a recession exacerbated by the earthquake in April 2016.

Latin America North

In the three-month period ended 31 March 2017, our volumes in Latin America North increased by 1.3 million hectoliters, or 4.4%, compared to the same period in 2016, with beer volumes increasing 3.3% and soft drink volumes decreasing 0.4% on the same basis.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our volumes increased by 2.0%.

On the same basis, our Brazil business saw beer volumes growing by 3.4% in the three-month period ended 31 March 2017 compared to the same period last year. The political and macroeconomic environment in Brazil remains challenging and we estimate beer industry volumes declined in the three-month period ended 31 March 2017 compared to the same period last year. We saw continued growth of our premium brands, with Budweiser volumes growing by more than 30%.

In our non-beer business, volumes were roughly flat in an industry that we also estimate has declined.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2017 increased by low single digits compared to the three-month period ended 31 March 2016.

Strong beer volume growth was recorded in Argentina, Chile, Bolivia, Uruguay and Paraguay despite negative growth in soft drinks. Argentina saw volumes return to growth, up to high digits, as a result of our commercial plans as well as a more benign macroeconomic environment. Our global brands performed especially well in the region, with volumes up by double-digits.

EMEA

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2017 increased by 24.0 million hectoliters compared to the three-month period ended 31 March 2016.

The combination with SAB increased our volumes by 24.2 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes decreased by low single digits during the three-month period ended 31 March 2017 compared to the same period last year.

On a year-over year basis, our beer volumes in South Africa declined by low single digits for the combined group, impacted by the timing of Easter.

Castle Lite continues its strong growth in the core plus segment with packaging innovations aimed at improving convenience for in-home consumption. Core brands recovered some of the prior year volume losses to cheap wines and spirits through our commercial initiatives.

The business is well-positioned to grow our global brands, with Stella Artois and Corona already present in the market and plans to launch Budweiser later in the year.

On a year-over-year basis and for the combined group, double-digit beer volume growth was recorded in both Nigeria and Uganda while in Mozambique volumes declined by low single digits in response to revenue management initiatives undertaken as a result of devaluation-led inflation. On the same basis, Tanzania and Zambia were both negatively impacted by macroeconomic conditions and their non-beer businesses.

On a year-over-year basis, we gained market share in the majority of our markets in Western Europe. Volumes continued to decline in Eastern Europe, which was accentuated by the introduction of a ban on PET pack sizes larger than 1.5 liters in Russia.

Asia Pacific

For the three-month period ended 31 March 2017, our volumes increased by 3.6 million hectoliters, or 17.8%, compared to the same period in 2016.

The combination with SAB increased our volumes by 2.0 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our beer volumes increased by high single digits during the three-month period ended 31 March 2017 compared to the same period last year.

Our business in China posted volume growth of 5%. Chinese New Year at the end of January 2017 offered excellent opportunities to connect and celebrate with consumers in the year of the rooster both on- and off-line especially for Budweiser and Harbin Ice, which both recorded double-digit growth. The occasion-focused expansion strategy of Budweiser is helping the brand to gain momentum in key regions.

We estimate our market share rose above 20% in an industry that showed a modest recovery after cycling industry declines of 4% in the prior year.

Australia, on a year-over-year basis and for the combined group, continued to gain share as per our estimates. The business is positioned to leverage the reclaimed global brand portfolio, which is already well established with Corona having over 5% market share as per our estimates.

Global Export & Holding Companies

For the three-month period ended 31 March 2017, Global Export & Holding Companies volumes decreased by low single digits, compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2017 as compared to our revenue for the three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(USD million)		(%) (1)
North America	3,514	3,532	(0.5)
Latin America West	1,976	877	125.3
Latin America North	2,335	1,845	26.6
Latin America South	872	727	19.9
EMEA	2,341	767	-
Asia Pacific	1,801	1,296	39.0
Global Export & Holding Companies	83	357	(76.8)

Total	12,922	9,400	37.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation.

Our consolidated revenue was USD 12,922 million for the three-month period ended 31 March 2017. This represented an increase of USD 3,522 million, or 37.5%, as compared to our consolidated revenue for the three-month period ended 31 March 2016 of USD 9,400 million. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, positively impacted our consolidated revenue by USD 3,163 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

2017 acquisitions and disposals include the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and by the acquisition of certain craft breweries in the United States and Europe (collectively the “2017 acquisitions and disposals”). Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany (collectively the “other 2016 acquisitions and disposals” and together with the 2017 acquisitions and disposals, the “2016 and 2017 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 190 million (net) for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

Our consolidated revenue for the three-month period ended 31 March 2017 also reflects a favorable currency translation impact of USD 182 million mainly arising from currency translation effects in Latin America North and Latin America West.

Excluding the effects of the 2016 and 2017 acquisitions and disposals described above, the combination with SAB and currency translation effects, our revenue would have increased 4.0% in the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016. Our consolidated revenue for the three-month period ended 31 March 2017 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the three-month period ended 31 March 2017 compared to the same period last year increased driven by our revenue management and our premiumization initiatives.

On the same basis, the main business regions contributing to growth in our consolidated revenues, were (i) Latin America South, as Argentina saw volumes return to growth as the macroeconomic outlook for the country is expected to improve in 2017, as well as double-digits performance of our global brands in the region, and (ii) Asia Pacific due to a combination of revenue management initiatives, innovation and brand mix benefitting from superior growth in the premium and super premium brands.

The performance in Brazil was weak as anticipated as large state tax increases during the course of 2016 have yet to be fully passed on to customers. Additionally, we saw continued growth of our returnable glass bottles, which have a negative impact on revenue per hl but are accretive for our consolidated profit from operations. Excluding Brazil, on a year-over-year basis, our business delivered solid results with revenue up 4.2%.

On a year-over-year basis, combined revenues of our three global brands, Budweiser, Stella Artois and Corona grew by 12.1%. Budweiser revenues grew by 7.3%, with 16.4% growth in revenues outside of the United States. Stella Artois grew by 21.1%, driven mainly by growth in the United States and Argentina. Corona had a solid quarter as well, with revenues growing 18.2%, with 48.2% growth in revenues outside of Mexico, as a result of strong growth in Western Europe and China.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2017 as compared to the three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(USD million)		(%)(1)
North America	(1,337)	(1,358)	1.5
Latin America West	(585)	(258)	(126.7)
Latin America North	(997)	(629)	(58.5)
Latin America South	(315)	(229)	(37.6)
EMEA	(1,126)	(339)	-
Asia Pacific	(806)	(684)	(17.8)
Global Export & Holding Companies	(63)	(283)	77.7

Total	(5,229)	(3,778)	(38.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation.

Our consolidated cost of sales was USD 5,229 million for the three-month period ended 31 March 2017. This represented an increase of USD 1,451 million, or 38.4%, compared to our consolidated cost of sales for the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•	The combination with SAB negatively impacted our consolidated cost of sales by USD 1,235 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

The 2016 and 2017 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 167 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

Our consolidated cost of sales for the three-month period ended 31 March 2017 also reflects a negative currency translation impact of USD 89 million mainly arising from currency translation effects in Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our cost of sales would have increased by 8.2%. On the same basis, our consolidated cost of sales per hectoliter increased by high single digits. The increase in our cost of sales was driven primarily by transactional foreign exchange and commodity impacts in Latin America North and Latin America South, as anticipated. Our consolidated cost of sales for the three-month period ended 31 March 2017 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our selling, general and administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2017 as compared to the three-month period ended 31 March 2016. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2017 were USD 3,971 million, representing an increase of USD 1,042 million, or 35.6%, compared to our operating expenses for the same period in 2016.

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(4,228)	(3,092)	(36.7)
Other Operating Income/(Expenses)	257	163	57.7

Total Operating Expenses	(3,971)	(2,929)	(35.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our selling, general and administrative expenses across our business segments for the three-month period 31 March 2017 as compared to the three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(USD million)		(%)(1)
North America	(1,019)	(992)	(2.7)
Latin America West	(647)	(361)	(79.2)
Latin America North	(733)	(560)	(30.9)
Latin America South	(208)	(174)	(19.5)
EMEA	(779)	(358)	(117.6)
Asia Pacific	(600)	(449)	(33.6)
Global Export & Holding Companies	(242)	(197)	(22.8)

Total	(4,228)	(3,092)	(36.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation.

Our consolidated selling, general and administrative expenses were USD 4,228 million for the three-month period ended 31 March 2017. This represented an increase of USD 1,136 million, or 36.7%, as compared to the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB negatively impacted our consolidated selling, general and administrative expenses by USD 942 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated selling, general and administrative expenses by USD 16 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•	Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2017 also reflects a negative currency translation impact of USD 55 million.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our consolidated selling, general and administrative expenses increased by 4.0%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2017 as compared to the three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(USD million)		(%)(1)
North America	15	11	36.4
Latin America West	25	29	(13.8)
Latin America North	91	98	(7.1)
Latin America South	1	2	-
EMEA	26	1	-
Asia Pacific	42	20	110.0
Global Export & Holding Companies	57	3	-

Total	257	163	57.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2017 was USD 257 million. This represented an increase of USD 94 million, or 57.7%, compared to the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect a positive impact from the combination with SAB and a positive currency translation impact of USD 13 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2017, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the three-month period ended 31 March 2017 and 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016
	(USD million)
Restructuring	(189)	(20)
Business and asset disposals	(15)	4
Acquisition costs of business combinations	(17)	(18)

Total	(221)	(34)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 189 million for the three-month period ended 31 March 2017 as compared to a net cost of USD 20 million for the three-month period ended 31 March 2016. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals resulted in a net loss of USD 15 million for the three-month period ended 31 March 2017.

Acquisitions costs of business combinations

Acquisition costs of business combinations amount to USD 17 million by the end of March 2017, primarily related to costs incurred to facilitate the combination with SAB.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2017 as compared to the three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016 (2)	Change
	(USD million)		(%)(1)
North America	1,165	1,190	(2.1)
Latin America West	724	286	153.1
Latin America North	691	753	(8.2)
Latin America South	345	326	5.8
EMEA	382	63	-
Asia Pacific	421	178	136.5
Global Export & Holding Companies	(228)	(137)	(66.4)

Total	3,500	2,659	31.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the three-month period ended 31 March 2016 have been restated to reflect this allocation

Our profit from operations amounted to USD 3,500 million for the three-month period ended 31 March 2017. This represented an increase of USD 841 million, or 31.6%, as compared to our profit from operations for the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017, currency translation effects and the effects of certain exceptional items as described above.

•

The combination with SAB positively impacted our consolidated profit from operations by USD 908 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 77 million for the three-month period ended 31 March 2017 compared to the three-month period ended 31 March 2016.

•	Our consolidated profit from operations for the three-month period ended 31 March 2017 also reflects a positive currency translation impact of USD 49 million.

•

Our profit from operations for the three-month period ended 31 March 2017 was negatively impacted by USD 221 million of certain exceptional items, as compared to a negative impact of USD 34 million for the three-month period ended 31 March 2016. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2017 and 2016.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our profit from operations decreased by 1.5%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2017 as compared to three-month period ended 31 March 2016:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016	Change
	(USD million)		(%)(1)
Profit of the year	1,771	419	322.7
Net finance results	1,393	1,903	(26.8)
Income tax expense	418	338	23.7
Share of result of associates and joint ventures	(54)	(1)	-
Profit from discontinued operations	(28)	-	-

Profit from operations	3,500	2,659	31.6

Depreciation, amortization and impairment	1,088	769	41.3

EBITDA, as defined(2)	4,588	3,428	33.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2016 Compared to Year Ended 31 December 2015—EBITDA, as defined” of our 2016 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 4,588 million for the three-month period ended 31 March 2017. This represented an increase of USD 1,160 million, or 33.8%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2016. The results for the three-month period ended 31 March 2017 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2016 and 2017 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 221 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2017, as compared to a negative impact of USD 34 million during the three-month period ended 31 March 2016. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2017 and 2016.

Net Finance Results

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016	Change
	(USD million)		(%)(1)
Net interest expense	(1,084)	(681)	(59.2)
Net interest on net defined benefit liabilities	(29)	(29)	-
Accretion expense	(169)	(143)	(18.2)
Other financial results	(210)	(366)	42.6%

Net finance income/(costs) before exceptional finance results	(1,492)	(1,219)	(22.4%)

Mark-to-market (Grupo Modelo deferred share instrument)	54	(84)	-
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting)	-	(599)	-
Other mark-to-market	45	125	-
Other	-	(126)	-

Exceptional net finance income/(cost)	99	(684)	-

Net finance income/(cost)	(1,393)	(1,903)	26.8%

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2017 was USD 1,393 million, as compared to a net finance cost of USD 1,903 million for the three-month period ended 31 March 2016, representing a cost decrease of USD 510 million.

Net interest expense increased from USD 681 million in the three-month period ended 31 March 2016 to USD 1,084 million in the three-month period ended 31 March 2017, now reflecting the full quarterly interest costs associated with the bonds issued throughout 2016. Other financial results before exceptional financial items include a mark-to-market gain of USD 130 million in the three-month period ended 31 March 2017, linked to the hedging of our share-based payment programs, compared to a loss of 138 million USD in the three-month period ended 31 March 2016.

The number of shares included in the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016
Share price at the start of the three-month period (in euro)	100.55	114.40
Share price at the end of the three-month period (in euro)	102.90	109.25
Number of equity derivative instruments at the end of the period (in millions)	48.5	37.7

Exceptional net finance income was USD 99 million in the three-month period ended 31 March 2017, as compared to an exceptional net finance cost of USD 684 million for the three-month period ended 31 March 2016. Exceptional net finance income in the three-month period ended 31 March 2017 includes a positive mark-to-market adjustment on exceptional equity derivative instruments relating to the issue of deferred shares in the Grupo Modelo combination, and the issue of restricted shares in the SAB combination.

Exceptional net finance cost in the three-month period ended 31 March 2016 included a negative mark-to-market adjustment of USD 599 million related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2017	Three-month period ended 31 March 2016
Share price at the start of the three-month period (in euro)	100.55	114.40
Share price at the end of the three-month period (in euro)	102.90	109.25
Number of equity derivative instruments at the end of the period (in millions)	43.9	23.1

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2017 amounted to USD 418 million, with an effective tax rate of 19.8%, as compared to an income tax expense of USD 338 million and an effective tax rate of 44.7% for the three-month period ended 31 March 2016. The decrease in the effective tax rate is mainly due to the 2016 non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 366 million for the three-month period ended 31 March 2017, an increase of USD 79 million from USD 287 million for the three-month period ended 31 March 2016. The increase in non-controlling interest is mainly related to the combination with SAB.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2017 was USD 1,405 million (compared to USD 132 million for the three-month period ended 31 March 2016) with basic earnings per share of USD 0.71 based on 1,970 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2017.

The increase in profit attributable to our equity holders during the three-month period ended 31 March 2017 was mainly explained by the timing of the prior year SAB pre-acquisition funding costs which were not matched by earnings until the closing of the SAB combination and the reporting of SAB results as of the fourth quarter of 2016, and higher exceptional net finance cost in the three-month period ended 31 March 2016.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the three-month period ended 31 March 2017 would have been USD 1,458 million and basic earnings per share would have been USD 0.74 compared to USD 0.51 in the same period last year.

	Year ended 31 March 2017	Year ended 31 March 2016
	(USD per share)
Profit from operations excluding exceptional items(1)	2.27	1.64
Mark-to-market (Hedging of our share-based payment programs)(1)	0.08	(0.08)
Pre-funding of the SAB combination(1)	-	(0.20)
Net finance cost(1)	(0.99)	(0.46)
Income tax expense(1)	(0.28)	(0.21)
Associates & non-controlling interest(1)	(0.19)	(0.18)
Share dilution(1)	(0.15)	-

Earnings per share excluding exceptional items and discontinued operations	0.74	0.51
Exceptional items, after taxes, attributable to equity holders of AB InBev	(0.09)	(0.01)
Exceptional finance net finance income/(cost), attributable to equity holders of AB InBev	0.05	(0.42)
Profit from discontinued operations	0.01	-

Basic earnings per share	0.71	0.08

Note:

(1)

Earnings per share before dilution, calculated based upon the weighted average number of shares in the three-month period ended 31 March 2016 of 1,641 million shares. Earnings per share after dilution based upon the weighted average number of shares in the three-month period ended 31 March 2017 of 1,970 million shares.

Outlook

In terms of the volume and revenue outlook for 2017, while recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in 2017, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

We expect cost of sales per hectoliter to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

We expect selling, general and administrative expenses to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

We updated our USD 2.45 billion synergy and cost savings expectation to USD 2.8 billion during our 2016 results announcement, with synergies being calculated on a constant currency basis as of August 2016.

We expect the average rate of interest on net debt in 2017 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 150 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 3.7 billion in 2017.

Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

Recent Developments

EXCHANGE OF HIGH COUPON BONDS

On 22 March 2017, we announced the commencement of ten separate private offers to certain eligible bondholders (the “Exchange Offers”) to exchange any and all of the outstanding notes of the series listed below issued by either Anheuser-Busch Companies, LLC (“ABC”) or Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) for a combination of ABIWW’s new notes and cash. The notes targeted had a total principal amount outstanding of USD 3.1 billion and on average carried a coupon of approximately 6.4% per annum.

On 18 April 2017, the Exchange Offers expired and approximately 44% of the aggregate principal amount of the Existing Notes were tendered. In exchange for the Existing Notes, ABIWW issued approximately USD 1,735 million of New Notes that mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%. The Exchange Offers were intended to simplify our capital structure, extend the maturity dates of our debt, reduce our interest expenses by retiring high-coupon debt during a time of favorable market conditions and better align the restrictive covenants in our debt across our capital structure.

Title of Security	Issuer	Original Principal Amount Outstanding	Principal Amount Outstanding After Exchange

7.55% Debentures due 2030	ABC	$200,000,000	$125,954,000

6.80% Debentures due 2031	ABC	$200,000,000	$180,014,000

6.80% Debentures due 2032	ABC	$300,000,000	$173,068,000

5.95% Debentures due 2033	ABC	$300,000,000	$151,817,000

5.75% Debentures due 2036	ABC	$300,000,000	$107,314,000

6.450% Debentures due 2037	ABC	$500,000,000	$247,444,000

6.375% Notes due 2040	ABIWW	$500,000,000	$244,425,000

6% Debentures due 2041	ABC	$250,000,000	$166,417,000

6.50% Debentures due 2042	ABC	$250,000,000	$175,551,000

6.50% Debentures due 2043	ABC	$300,000,000	$177,608,000

PARTIAL REPAYMENT OF USD 8 BILLION TERM LOAN DUE 2021

On 10 April 2017, we repaid USD 6 billion of the USD 8 billion Term Loan due 2021, leaving USD 2 billion outstanding. This Term Loan is the last remaining facility of the USD 75 billion credit facilities raised in October 2015 to finance the combination with SAB. The repayment is an important step in our long-term deleveraging commitment.

DISPOSAL OF INTEREST IN DISTELL GROUP LIMITED TO THE PUBLIC INVESTMENT CORPORATION

On 12 April 2017, we announced the completion of the sale of our entire indirect shareholding in Distell Group Limited to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund. The sale was required as a condition of the South African Competition Tribunal’s approval on 30 June 2016 of our business combination with SAB.